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Exhibit

Exhibit            Description

99.1                 Announcement on 2020/02/05: UMC announced its operating results for the fourth quarter of 2019

Exhibit 99.1

UMC announced its operating results for the fourth quarter of 2019

1. Date of occurrence of the event: 2020/02/05

2. Company name: UNITED MICROELECTRONICS CORPORATION

3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence:

UMC Reports Fourth Quarter 2019 Results

4Q19 posts record high revenue of NT$41.85 billion;

FY19 EPS up 41% YoY to NT$0.82

Fourth Quarter 2019 Overview:

‧Revenue: NT$41.85 billion (US$1.39 billion)

‧Gross margin: 16.7%

‧Foundry revenue from 28nm: 10%; Foundry operating margin: 4.9%

‧Foundry capacity utilization rate: 92%

‧Net income attributable to stockholders of the parent: NT$3.84 billion (US$128 million)

‧Earnings per share: NT$0.33; earnings per ADS: US$0.055

United Microelectronics Corporation (NYSE: UMC; TWSE: 2303) (“UMC” or “The Company”), a leading global semiconductor foundry, today announced its consolidated operating results for the fourth quarter of 2019.

Fourth quarter consolidated revenue was NT$41.85 billion, up 10.9% QoQ from NT$37.74 billion in 3Q19 and up 17.8% YoY from NT$35.52 billion in 4Q18. Consolidated gross margin for 4Q19 was 16.7%. Net income attributable to the stockholders of the parent was NT$3.84 billion, with earnings per ordinary share of NT$0.33.

Jason Wang, co-president of UMC, said, “During the fourth quarter, we started to account for the foundry operations at our recently acquired USJC (Fab 12M) in Japan. In spite of currency headwinds encountered in the foreign exchange markets, our foundry revenue increased 10.9% QoQ to NT$41.83 billion, leading to a foundry operating margin of 4.9%. Utilization rate increased to 92%, bringing wafer shipments to 2.04 million 8-inch equivalent wafers primarily driven by the communication and computing segments. For the year, our earnings per share increased 41% YoY to NT$0.82. Our continued disciplined CAPEX approach also enabled UMC to generate a total of NT$37.1 billion in free cash flow, up 19% YoY. In terms of technology, we recently validated our 22nm process on a USB 2.0 test vehicle, demonstrating the technology readiness of this design rule shrink from 28nm. UMC’s 22nm process features a 10% area reduction, better power-to-performance ratio and enhanced RF capabilities compared to our existing 28nm High-K/Metal Gate technology.”

Co-president Wang further commented, “Looking to the first quarter of 2020, based on customer forecasts, the overall business outlook appears to remain consistent with the previous quarter, primarily due to stable wafer demand across wireless communication and computer peripheral segments. As we receive new product tape-outs that will enter future production pipelines, we expect to benefit from 5G and IoT trends that will generate additional semiconductor demand, specifically in wireless devices as well as power management applications. While our focus remains to maintain a disciplined capital expenditure spending, owing to mid to long term customer and market demand, we have setup our 2020 capex budget of US$1 billion. In the meantime, UMC will continue to penetrate into new segments and expand our presence in existing markets; our core competence in process technology development, and world-class foundry service will strengthen our position in delivering logic and specialty manufacturing solutions.”

First Quarter of 2020 Outlook & Guidance

‧Wafer Shipments: To remain flat

‧ASP in USD: To remain flat

‧Profitability: Gross profit margin will be in the mid-teens % range

‧Foundry Segment Capacity Utilization: around 90%

‧2020 CAPEX for Foundry Segment: US$1 billion

6. Countermeasures: N/A

7. Any other matters that need to be specified: N/A